UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN
DE BANCA MÚLTIPLE, GRUPO FINANCIERO
SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Call and Agenda for the Annual General Ordinary Shareholders’ Meeting to be held on April 28, 2020.

2.	Call for the Series “B” Special Shareholders’ Meeting to be held on April 28, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: March 12, 2020

Item 1

BANCO SANTANDER MEXICO, S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO

CALL

By resolution of the Board of Directors of the Company, the holders of Series "F" and Series "B" shares of the capital stock of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, pursuant to the terms of articles 181 and 186 of the Mexican General Corporations Law and the Corporate Bylaws, are called to an Annual General Ordinary Shareholders’ Meeting to take place at 12:15 P.M. on April 28, 2020 at the offices of the Company, located at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, Mexico City, to address the following subjects:

AGENDA

I.	Presentation of the report of the Board of Directors in connection with the Company’s performance during the fiscal year ended as of December 31, 2019, including: (i) the Financial Statements under the criteria of the National Banking and Securities Commission (CNBV) and IFRS, on such date, and (ii) the external auditor’s report.

II.	Proposal and, as the case may be, approval of the allocation of profits.

III.	Report of the Company’s CEO and General Director on the progress of the business, corresponding to fiscal year 2019.

IV.	Report with respect to the Opinion issued by the Board of Directors regarding the content of the report of the Company’s CEO and General Director.

V.	Board of Director’s report on the main accounting and information policies and criteria.

VI.	Report with respect to compliance with the tax obligations of the Company during fiscal year 2019.

VII.	Report on the operations and activities in which the Company participated.

VIII.	Report of the Board of Directors with respect to the activities carried out by the Audit Committee and the Corporate Practices, Nominating and Compensation Committee during fiscal year 2019.

IX.	Report on the resignation, appointment and, if applicable, ratification of the Regular and Alternate members of the Board of Directors and the Company's Statutory Auditor, corresponding to the Series “F” and Series “B” shares, representing the Company’s capital stock. Determination of their remuneration.

X.	Proposal and, if applicable, approval of the payment of a cash dividend to shareholders of the Company, up to the amount and on the date determined at the Meeting.

XI.	Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

In order to attend the Meeting, shareholders shall present the corresponding form (Admission Card), which will be issued at the offices of the Secretary of the Board of Directors of the Company, at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, in Mexico City. Likewise, shareholders are informed that the forms required to attend and exercise their voting rights at such Meeting will be delivered upon the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities, and a copy of the Federal Taxpayer Registry of each shareholder (in the case of foreign shareholders, of the taxpayer identification or of the corresponding supplementary document), pursuant to the terms and in compliance with the Mexican Federal Tax Code. The Registry of Shareholders will be considered closed three business days before the scheduled date of the Meeting.

Likewise, the information related to the items in the Agenda, pursuant to article 16 bis of the Mexican Banking Law and article 49 subsection I of the Mexican Securities Market Law, will be available to shareholders free of charge and at the address of the Company indicated in the foregoing paragraph from the date of publication of this call.

Shareholders may be represented at the Meeting by a proxy appointed via power of attorney indicated in the forms prepared by the Company which, pursuant to the terms of article 16 of the Mexican Banking Law and article 49 subsection III of the Mexican Securities Market Law, will be available to shareholders from the date hereof at the address of the Secretary of the Board of Directors of the Company mentioned above.

Mexico City as of March 11, 2020

_________________________________

Lic. Fernando Borja Mujica

Secretary of the Board of Directors

Item 2

BANCO SANTANDER MEXICO, S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MEXICO

CALL

By resolution of the Company’s Board of Directors, the shareholders of Series “B” shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México are called to the Series "B" Special Shareholders’ Meeting, to be held at 12:00 P.M. on April 28, 2020, at the Company’s offices, located at Prolongación Paseo de la Reforma No. 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, C.P. 01219, in Mexico City, to discuss the following matters:

I.-	Resignation, appointment and, as the case may be, ratification of the members of the Company’s Board of Directors and the Company's Statutory Auditor, representing the Series “B” shares of the Company’s capital stock.

II.-	Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

In order to attend the Meeting, shareholders shall present the corresponding form (Admission Card), which will be issued at the offices of the Secretary of the Board of Directors of the Company, at Prolongación Paseo de la Reforma 500, Colonia Lomas de Santa Fe, Alcaldía Álvaro Obregón, in Mexico City. Likewise, shareholders are informed that the forms required to attend and exercise their voting rights at such Meeting will be delivered upon the presentation of the certificate issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., accompanied by the list of holders of such securities, and a copy of the Federal Taxpayer Registry of each shareholder (in the case of foreign shareholders, of the taxpayer identification or of the corresponding supplementary document), pursuant to the terms and in compliance with the Mexican Federal Tax Code. The Registry of Shareholders will be considered closed three business days before the scheduled date of the Meeting.

Likewise, the information related to the items in the Agenda, pursuant to article 16 bis of the Mexican Banking Law and article 49 subsection I of the Mexican Securities Market Law, will be available to shareholders free of charge and at the address of the Company indicated in the foregoing paragraph from the date of publication of this call.

Shareholders may be represented at the Meeting by a proxy appointed via power of attorney indicated in the forms prepared by the Company which, pursuant to the terms of article 16 of the Mexican Banking Law and article 49 subsection III of the Mexican Securities Market Law, will be available to shareholders from the date hereof at the address of the Secretary of the Board of Directors of the Company mentioned above.

Mexico City as of March 11, 2020

_________________________________

Lic. Fernando Borja Mujica

Secretary of the Board of Directors